DLA Piper LLP (US)
51 John F. Kennedy Parkway, Suite 120
Short Hills, NJ 07078-2704
www.dlapiper.com

Andrew P. Gilbert
andrew.gilbert@dlapiper.com
T 973.520.2553
F 973.520.2573

Partners Responsible for Short Hills Office:
Andrew P. Gilbert
Michael E. Helmer

July 24, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attention:   Russell Mancuso

Re:                             Liquidia Technologies, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 23, 2018

File No. 333-225960

Dear Mr. Mancuso:

This letter is submitted on behalf of Liquidia Technologies, Inc. (the “Company”) in response to the verbal comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2, filed on July 23, 2018, to the Registration Statement on Form S-1 filed on June 28, 2018 (the “Registration Statement”).

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.  For your convenience, we have italicized the reproduced Staff verbal comment.  Unless otherwise indicated, page references in the Company’s responses refer to Amendment No. 2.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

1.                                      We note your revised disclosure on page 16. Please tell us why the COPD program will not continue, and provide us your analysis as to whether those reasons must be disclosed in your prospectus.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that GSK informed the Company that it was not going to continue the early stage COPD program after completion of its related Phase 1 clinical trial primarily because of a reprioritization of GSK’s early stage product candidate portfolio.  Pharmaceutical and biotechnology companies routinely discontinue programs for a variety of reasons.   GSK has not communicated to the Company any concerns regarding the technical aspects of the Company’s PRINT technology as a factor in its decision.  GSK has not terminated the GSK ICO agreement and it continues in effect.   As disclosed on page 16 and elsewhere in the Registration Statement, GSK continues to express an interest in using PRINT technology for new inhaled programs.  The disclosure of the July 20, 2018 formal notice from GSK of its determination to discontinue the COPD program was merely a formality and was consistent with the Company’s prior disclosure included in its preliminary prospectus.  The Company has disclosed the fact that it does not anticipate any near term revenue from the ICO Agreement and had previously ceased to incur related expenses.    For the foregoing reasons, the Company does not believe that the COPD program was material to the Company and the relevant facts regarding the termination are also not material.  As such, the Company believes that its disclosure regarding the COPD program is appropriate.

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[Signature page immediately follows.]

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (973) 520-2553.

Sincerely,

DLA Piper LLP (US)

/s/ Andrew P. Gilbert

Andrew P. Gilbert

Partner

cc:                                Neal F. Fowler, Liquidia Technologies, Inc.